

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2023

Peter Osvaldik
Executive Vice President and Chief Financial Officer
T-Mobile US, Inc.
12920 SE 38th Street
Bellevue, Washington 98006-1350

> **Re: T-Mobile US, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 14, 2023**
> **File No. 001-33409**

Dear Peter Osvaldik:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Technology
